

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Ryan Goepel
Chief Financial Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, Florida 33166

> **Re: Global Crossing Airlines Group Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 10, 2023**
> **File No. 000-56409**

Dear Ryan Goepel:

We have reviewed your October 10, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1. We note that in response to prior comment 1, you propose to include within your disclosures a table showing revenue, block hours, and revenue per block hour for each of Charter and ACMI although without quantifying the extent to which changes in revenues are attributable to changes in prices and separately to changes in volumes.

    Please further revise your proposed disclosures to address the following points:

    •   Remove the dollar signs where you disclose the number of block hours and include dollar signs where you disclose revenue per block hour.

- Quantify the changes in revenues resulting from price variances and separately from volume variances and discuss the reasons for such changes. For example, based on the data provided in your table, it appears that you would be disclosing that 91% of the increase in Charter revenue for 2022 relates to increased volumes while 9% relates to increased pricing, and that 51% of the increase in ACMI revenue for 2022 relates to increased volumes while 49% relates to increased pricing.

- Provide a *qualitative* discussion and analysis as to the reasons why volumes and prices increased for each of these revenue streams for all periods presented.

Please contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation